July 24, 2009

VIA EDGAR
Lyn Shenk, Branch Chief
United States
Securities and Exchange Commission
100 F Street, NE
Washington  D.C.  20549-3561

Re:	LaBarge, Inc.
Form 10-K for the Year Ended June 29, 2008
Schedule 14A dated October 16, 2008
File Number: 001-05761

Dear Mr. Shenk:

            On behalf of LaBarge, Inc. (the “Company” or “LaBarge”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of July 10, 2009 to the undersigned.  Our responses are numbered to correspond with the numbered comments contained in the said letter.  For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the Year Ended June 29, 2008
Notes to Consolidated Financial Statements Note 1. Summary of Significant Accounting Policies Revenue Recognition and Cost of Sales, page 32
  Refer to your response to prior comment number 2. Please expand the intended revised disclosure of your “Revenue Recognition and Cost of Sales” accounting policy indicated in the response to comment number 11 of your letter to us dated May 5, 2009 in regard to your application of the percentage of completion method of contract accounting to be consistent with your present response. This should include your treatment of cumulative catch-up adjustments associated with changes in estimated gross profit margin impact the accounting results for (a) the period of change through the cumulative catch-up adjustment and (b) future periods because gross profit is recognized in future periods based on the revised estimates. In particular, your disclosure should include (i) that all estimates to complete are periodically reviewed as required by SOP 81-1 and the estimated total cost and expected gross profit are revised as required over the life of the contract, (ii) that a cumulative catch-up adjustment is recorded in the period of the change in the estimated costs to complete the contract, (iii) that the gross profit margin in a period includes (a) a cumulative catch-up adjustment to reflect the adjustment of previously recognized gross profit associated with all prior period revenue recognized based on the current estimate of gross profit margin, as appropriate, and (b) an entry to record the current period cost of sales and related gross profit based on current period sales multiplied by the current estimate of the gross profit margin on the contract, (iv) where cumulative adjustments recorded are reported in your statements of income (presumably as a component of cost of sales); and (v) that when there is an anticipated loss on a contract, a provision for the entire loss is recoded in the period when the anticipated loss is determined. We believe that such detail provides investors with a clear and comprehensive understanding of your accounting policy. We also believe that including the summary portion of your response that reads, in part, “In summary,…prior period sales under the contract.” And stating that your method is equivalent to Alternative A of SOP 81-1 as indicated in a prior response would be helpful to an investor’s complete understanding of your policy. Please provide us with a copy of your intended expanded disclosure.
Response:	Below is an example of the proposed disclosure for the Company’s Form 10-K for fiscal 2009.

Revenue Recognition and Cost of Sales
 The Company’s revenue is derived from units and services delivered pursuant to contracts.  The Company has a significant number of contracts for which revenue is accounted for under the percentage of completion method using the units of delivery as the measure of completion.  This method is consistent with Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).  The percentage of total revenue recognized from contracts within the scope of SOP 81-1 is generally 40-60% of total revenue in any given quarter.   These contracts are primarily fixed price contracts that vary widely in terms of size, length of performance period and expected gross profit margins.  Under the units of delivery method, the Company recognizes revenue when title transfers, which is usually upon shipment of the product or completion of the service.

 The Company also sells products under purchase agreements, supply contracts and purchase orders that are not within the scope of SOP 81-1. The Company provides goods from continuing production over a period of time.  The Company builds units to the customer specifications and based on firm purchase orders from the customer. The purchase orders tend to be of a relatively short duration and customers place orders on a periodic basis.  The pricing is generally fixed for some length of time and the quantities are based on individual purchase orders. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” Revenue is recognized on substantially all transactions when title transfers, which is usually upon shipment.

Therefore, revenue for contracts within the scope of SOP 81-1 and for those not within the scope of SOP 81-1 is recognized when title transfers, which is usually upon shipment.

However, the cost of sales recognized under both contract types is determined differently.   The percentage-of-completion method for contracts that are within the scope of SOP 81-1 gives effect to the most recent contract value and estimates of cost at completion. Contract costs generally include all direct costs, such as materials, direct labor, and subcontracts, and indirect costs identifiable with or allocable to the contracts. Learning or start-up costs including tooling and set-up costs incurred in connection with existing contracts are charged to existing contracts.  The contract costs do not include any sales, marketing or general and administrative costs.  Revenue is calculated as the number of units shipped multiplied by the sales price per unit.  The Company estimates the total revenue of the contract and the total contract costs and calculates the contract cost percentage and gross profit margin.  The gross profit during a period is equal to the earned revenue for the period times the estimated contract gross profit margin. Thus, if no changes to estimates were made the procedure results in every dollar of earned revenue having the same cost of earned revenue percentage and gross profit percentages.  This method is applied consistently on all of the contracts accounted for under SOP 81-1.

 The Company periodically reviews all estimates to complete as required by SOP 81-1 and the estimated total cost and expected gross profit are revised as required over the life of the contract.  The revision to the estimated total cost is accounted for as a change of an estimate.  A cumulative catch up adjustment is recorded in the period of the change in the estimated costs to complete the contract.  Therefore, cost of sales and gross profit in a period includes (a) a cumulative catch-up adjustment to reflect the adjustment of previously recognized profit associated with all prior period revenue recognized based on the current estimate of gross profit margin, as appropriate, and (b) an entry to record the current period costs of sales and related gross profit margin based on the current period sales multiplied by the current estimate of the gross profit margin on the contract.  Cumulative adjustments are reported as a component of cost of sales.

In summary, the cumulative gross profit margin recognized through the end of the current period on a contract will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period.  The current period gross profit will equal current period sales multiplied by the expected gross profit margin (on a percentage basis) on the contract plus or minus any net effect of cumulative adjustments to prior period sales under the contract

In addition, when there is an anticipated loss on a contract, a provision for the entire loss is recorded in the period when the anticipated loss is determined.  The loss is reported as a component of cost of sales.  Therefore, the cumulative gross profit margin recognized through the end of the current period on a contract with a estimated loss will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period plus the provision for the additional loss on contract revenues yet to be recognized.    The current period gross profit on a contract with a loss reserve will equal current period sales at a 0% gross profit margins plus or minus any net effect of cumulative adjustments to the loss reserve based on any changes to the estimated total loss on the contract.

This method of recording costs for contracts under SOP 81-1 is equivalent to Alternative A as discussed in paragraph 80 of SOP 81-1.

 The contracts that are not subject to SOP 81-1 are not subject to estimated costs of completion.  Cost of sales under these contracts are based on the actual cost of material, labor and overhead charged to each job.  The contract costs do not include any selling and administrative expenses.

During fiscal year 2007, the Company entered an agreement with an industrial customer to manufacture and supply certain parts. Under the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principle versus Net as an Agent,” the cost of the supplied parts is netted against the invoice price to determine net sales when the part is shipped. For the year ended June 28, 2009, the Company’s net sales recognized under this contract were $13.0 million related to the manufactured assemblies, and $493,000, related to the supplied parts.

On a very limited number of transactions, at a customer’s request, the Company will recognize revenue when title passes, but prior to the shipment of the product to the customer. As of June 28, 2009, the Company has recognized revenue on products for which title has transferred but the product has not been shipped to the customer of $762,000.  The Company recognizes revenue for storage and other related services as the services are provided.

Accounts Receivable, page 33

2.

Refer to your response to prior comment number 4. You state in your response that management considers the customer’s current financial condition and liquidity in assessing the collectibility of past-due receivables. Please supplementally provide to us the reliable, competent evidence of Eclipse’s then-current financial condition and liquidity that you obtained and considered at the time in concluding that a provision for uncollectible amounts for Eclipse at June 29, 2008 was not warranted. Please also provide to us the analysis of their then-current financial condition and liquidity that you performed at the time. In addition, you state that your judgment about the collectibility of the Eclipse receivables included an assessment of Eclipse’s ability to raise additional equity to fund its operations. This appears to have been based largely on representations of Eclipse’s investment bankers. Please explain to us in detail how you deemed the representations of Eclipse’s investment bankers regarding Eclipse’s ability to raise additional equity to be sufficiently reliable, including whether you used any internal or independent subject-matter experts to evaluate the likelihood that Eclipse’s capital raising efforts would be successful. If so, please tell us the qualifications of these experts and how specifically they reached their conclusions. If not, please tell us how the conclusions were reached absent a subject-matter expert.

Response:

In assessing the collectibility of the Eclipse past-due receivables, the Company adhered to its historic policy and past practices on bad debt allowances.  Our response to question number 4 in our letter dated June 11, 2009 stated the Company uses multiple factors in evaluating a customer’s financial condition.  “Management considers factors which include but are not limited to: (i) the customer’s payment history, (ii) the customer’s current financial condition, (iii) any other relevant information about the collectibility of the receivable.” The Company’s consideration of the items is demonstrated in the time line provided below.  As it specifically relates to the consideration of the customer’s current financial condition, detailed information about Eclipse’s then-current financial condition is limited because Eclipse was not a public company. Therefore, the Company based its judgment about the collectibility of the receivables considering the financial information available as well as the other factors described below.

The Company considers all information available to it in order to make an informed and reasoned judgment as to whether it is probable that an accounts receivable asset has been impaired as of a specific date.  In determining that no provision for uncollectible amounts was necessary for Eclipse at June 29, 2008, Company management in consultation with the Audit Committee and the Board of Directors exercised prudent and careful judgment in assessing the total mix of information available.  That information included the following:

A.

January 14, 2008:  Eclipse press release announcing that the European Technology and Investment Research Center (ETIRC) had agreed to make an equity investment in Eclipse “in excess of $100 million.”  This investment resulted in ETIRC becoming the “single largest shareholder” in Eclipse.  Concurrent with the equity investment, ETIRC CEO Roel Pieper was elected non-executive Chairman of Eclipse.

B.

January 15, 2008:  Eclipse founder, President and CEO Vern Raburn indicates in a news article posted on the Eclipse Web site that the ETIRC investment will provide much-needed financing and solves one of Eclipses “biggest challenges going into 2008.”

C.	February 20, 2008: Raburn states that the expanded relationship with ETIRC “will be instrumental in helping Eclipse reach its global volume production goals.”

D.

March 2008:  At an Eclipse supplier conference, attended by Craig LaBarge, Chief Executive Officer and President, and Don Nonnenkamp, Vice President, Chief Financial Officer, and Secretary, Raburn indicates that Eclipse’s international demand is much stronger than expected and that Eclipse expects to expand the ETIRC model around the world.  Suppliers are told that past due amounts will be paid by the end of the calendar year.

E.

May 5, 2008:  In a call to discuss receivables with Peg Billson, Eclipse’s President and General Manager, Craig LaBarge receives assurances that the Eclipse business is under control and that operations are generating more cash.

F.	May 15, 2008: Ms. Billson tells Mr. LaBarge that Eclipse’s Russian factory plans are moving forward and that $100 million or more from ETIRC is on schedule for June.

G.

June 4, 2008:  In a letter to suppliers dated June 4, 2008, Roel Pieper, Chairman of ETIRC and Chairman of Eclipse, indicates that ETIRC is “targeting to invest an additional $150,000,000 in Eclipse Aviation in the very near future (we believe that we are within 1 or 2 weeks of being able to inform you in detail about this).”  Mr. Pieper advises suppliers that Eclipse is “committing $20,000,000 in payments solely to the past due amounts in July and an additional $15,000,000 each consecutive month until our accounts payable are current.”  Mr. Pieper further states that Eclipse “will also try to keep the new shipments current to 60 day payment terms.”  Mr. Pieper specifically notes that “I am making these comments to you in both of my capacities because I am convinced that there is a very large international market for this airplane and that the company can build it in the quantities desired.”  He goes on to say “[y]ou can count on being paid.”  Eclipse received additional capital in June 2008 and Eclipse and the Company agreed upon a payment schedule to address the past due invoices.  LaBarge received payments on past-due invoices during June and July 2008 totaling over $2.6 million.

H.	July 10, 2008: In a teleconference with Mr. LaBarge, Ms. Billson indicates the ETIRC funding will happen “any day now.”

I.	July 14, 2008: In a conference call, Eclipse suppliers are told the ETIRC investment will fund “any day.”

J.

July 28, 2008:  Eclipse announces in a press release that it “has received first funds in a new round of financing that will take the company to cash flow positive.”  The press release also announces that Roel Pieper, founder and Chairman of ETIRC, will become acting CEO of Eclipse.  In a conference call the same day, Eclipse indicates that bridge financing was secured from ETIRC and that UBS was retained to raise $200 million in additional financing scheduled to fund in 80 days.

K.

August 1, 2008:  In a call with Mr. LaBarge, Mr. Pieper indicates that he is very optimistic a permanent financing will be completed.  Ms. Billson states that there will be a call the following week to discuss a payment plan.

L.

August 8, 2008:  In a supplier conference call, Eclipse management indicates that the bridge financing from ETIRC is in place and that the company is pursuing internal cost reductions.  With regard to the Russian factory, Eclipse indicates that a “significant” cash infusion will be made.

M.

August 18, 2008:  In a letter to suppliers, Mr. Pieper states that the company will achieve “positive cash flow and later profitability.”  He indicates that “we intend to pay your account current to 60 days within 10 days following the closing of our equity financing round which is anticipated to be towards the end of October.”  He also advises suppliers that Eclipse will pay 6% simple interest on all receivables outstanding more than 60 days as of August 18, 2008.  Mr. Pieper also notes that at an upcoming supplier conference in late August, “we will prove to you that the Eclipse 500 can be built profitably….”

N.	August 22, 2008: In a press release announcing a reduction in workforce, Mr. Pieper is quoted as saying “I am confident this action will set the company on the path to profitability….”

O.

August 26-27, 2008:  Eclipse held a supplier conference in Albuquerque, New Mexico, which was attended by the majority of key suppliers. Mr. LaBarge meets personally with Mr. Pieper and receives assurances that the Eclipse leadership team is on the same page and the action plan is clearly defined.  Mr. Pieper indicated that he was confident that the company would succeed.  In remarks at the conference, Mr. Pieper reiterates the company’s commitment to pay all past due amounts and indicates that profitability is within sight.  Mark Borseth, Eclipse CFO, stated the company is getting on a sound financial footing and discussed a number of cost-cutting measures being implemented at Eclipse.  He indicated that the company’s bridge financing was sufficient through the end of October, plus “a little.”  He noted that, in addition to the UBS financing, the company was looking at several other sources of financing as a contingency.  A representative from UBS discussed the four prior UBS equity financings, totaling over $500 million, successfully managed for Eclipse, and detailed the status of the proposed financing, including targeted investors and the fact that the process was well under way.  He indicated the schedule contemplated funding by the end of October and stated that UBS is “highly confident that we will succeed.”

P.

August 28, 2008:  LaBarge files its Annual Report on Form 10-K for the year ended June 29, 2008. As discussed in more detail below, the Company concluded at the timing of the filing that is was reasonably possible that the Company may not collect the Eclipse receivables. Therefore, the Company disclosed the uncertainty about the collectibility of the Eclipse receivables in the “Risk Factors” and “Management’s Discussion and Analysis” sections of Form 10-K and in the Notes to the Financial Statements.

The following information was not available to the Company prior to filing its Annual Report on Form 10-K. However, it continues the chronological information flow through the date of the Eclipse bankruptcy filing

Q.

September 9, 2008:  In a letter to suppliers, Ms. Billson reiterates the commitments made in the August 18, 2008 letter and states that “the equity financing process is going well and remains on schedule.”

R.

October 17, 2008:  On a conference call, Eclipse management indicated that the UBS process had narrowed down the field of potential equity investors to five, and that the investment plan was unchanged.  In addition, Pieper stated that the Russian factory agreement was signed; and the timing and magnitude of the licensing fee to be paid to Eclipse had been agreed.

S.	November 14, 2008: Mr. Pieper indicates on a conference call with suppliers that the company believes it is still on track with the UBS financing.

T.

November 25, 2008:  During a telephone conference, Eclipse management relayed that due to the exceptional rapid deterioration in the world-wide financial markets, they determined that the UBS financing was no longer likely and Eclipse had filed for bankruptcy protection.

It is important to note that the Company has not historically experienced a significant level of delinquent accounts.  Accordingly, management, and in particular the Company’s CEO and CFO, devoted an extraordinary amount of attention and oversight to the Eclipse receivable, continually monitoring Eclipse’s public announcements and engaging in frequent communications with Eclipse management.  In addition, management discussed the facts and circumstances and the basis for its judgment with the Audit Committee and the Board of Directors.

In summary, the Company, in keeping with its policy, evaluated all available information to determine the correct accounting for the Eclipse related assets. The Company’s experience in these matters was sufficient to evaluate the likelihood that Eclipse’s efforts to raise capital would be successful.  Moreover, much of management’s assessment of Eclipse’s financial circumstances took place prior to the crisis in the credit markets, which became most evident in late 2008.  It would have been extremely difficult to predict at the time of the Company’s Form 10-K filing on August 28, 2008, the magnitude of the credit crisis and the impact it would ultimately have on Eclipse’s ability to consummate an equity financing.

In addition, Eclipse continued to make payments to the Company throughout the time periods referenced above, paying a total of $8,354,626.91 from January 2008 through October 15, 2008 including approximately $700,000 from June 29, 2008 through October 15, 2008.  It is important to note that Eclipse’s total consolidated accounts receivable balance with LaBarge actually declined from April to June of 2008, and again from August 2008 until the date of its bankruptcy filing.  The payments received, and the reduction of the total account balance, demonstrated that Eclipse was working in good faith to meet its obligations to the Company.

Accordingly, management did not believe at June 29, 2008 that it was probable that the Eclipse receivable would not be collected. However, the Company did conclude that it was at least reasonably possible that the receivables may not be collected. Therefore, the Company determined that disclosure was appropriate under the provisions of paragraph 10 of SFAS No. 5. Therefore, the Company disclosed the nature of the potential write-off in the Annual Report on Form 10-K.

The Company has searched the 1934 Act filings (e.g. Form 10-Q and 10-K) of other public company suppliers regarding their accounting for their Eclipse exposure during the period ended June 30, 2008. Based on our search, we identified [four] public company suppliers that recorded a provision for their exposure to Eclipse related assets as of and for the three months ended December 31, 2008, which was the same period in which the Company determined the Eclipse receivables were probable of loss.  Our search of the filings of these companies did not identify any companies that made a provision for Eclipse related assets in their financial statements as of and for the three months ended June 30, 2008. Our search of the filings of these companies also did not identify any disclosures in the financial statements as of and for the period ended June 30, 2008 regarding Eclipse. Furthermore, management did not consult with or discuss the issue of collectibility of accounts receivable from Eclipse with other suppliers in reaching our conclusion.

3.

Further, it remains unclear why you believed a provision for uncollectible amounts for Eclipse at June 29, 2008 was not warranted based on the disclosures in the 2008 Form 10-K referred to your response.  Your disclosure that amounts outstanding and past due for Eclipse increased from $3.4 million and $1.1 million, respectively, at June 29, 2008 to $3.8 million and $2.6 million, respectively, at August 26, 2008 appears to provide negative evidence of Eclipse’s financial condition at June 29, 2008.  You disclosed that you anticipated shipments to Eclipse to be minimal in the first half of your fiscal 2009.  You also disclosed that you anticipated shipments would resume to previous levels in the second half of 2009 based on schedules provided by Eclipse, with such schedules presumably conditioned upon Eclipse’s ability to obtain sufficient financing.  These also appear to be further negative evidence of Eclipse’s financial condition at June 29, 2008.  Paragraph 8a of SFAS 5 requires accrual of a loss contingency when information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired at the date of the financial statements.  Based on your disclosures, it appears to us that sufficient uncertainty existed at June 29, 2008 in regard to your collection of receivables from Eclipse that was known prior to the issuance of the 2008 financial statements.  Accordingly, it appears to us that recording a provision for uncollectible amounts for Eclipse in the 2008 financial statements was warranted in accordance with your accounting policy for uncollectible amounts. Please advise.

Response:

While there was uncertainty about Eclipse’s financial condition at June 29, 2008, there were multiple indications that meaningful efforts were underway to restore the company to a sound financial condition, as set forth in our response to comment number 2 above.  Though there was no assurance that Eclipse would be successful in its attempts to raise capital, Company management believed that Eclipse would be able to complete its capital raising bolstered by the fact that Eclipse had successfully consummated four prior financings with UBS, and had a history of paying past due amounts.  Management considered that UBS is a reputable investment-banking firm, which had assisted Eclipse in raising approximately $500 million in the last two years. Moreover, ETIRC’s commitments to provide bridge financing indicated that Eclipse’s largest shareholder was committed to its long-term success.  As noted above, Eclipse continued to make payments to the Company throughout the time periods referenced above, paying a total of $8,354,626.91 from January 2008 through October 15, 2008 including approximately $700,000 from June 29, 2008 through October 15, 2008.  It is important to note that Eclipse’s total consolidated accounts receivable balance with LaBarge actually declined from April to June of 2008, and again from August 2008 until the date of its bankruptcy filing.  The payments received, and the reduction of the total account balance, demonstrated that Eclipse was working in good faith to meet its obligations to the Company. Furthermore, our consideration of the anticipated reduced shipments to Eclipse in the first half of fiscal 2009 reflected our understanding that Eclipse management was slowing or in fact stopping the production lines in order to identify and correct inefficiencies in its production processes in order to implement a more profitable manufacturing process.  We believed this was an additional component of Eclipse’s efforts to improve its overall financial condition.

The Company is aware of its obligations under SFAS 5 regarding the accrual of a loss contingency, and discussed those requirements with the Audit Committee of the Board of Directors, before concluding that no provision for uncollectible amounts was warranted.  Ultimately, management’s judgment was that there was a reasonable basis to conclude that Eclipse could raise capital; and therefore, a loss was not probable and the Company did not record a provision for uncollectible amounts at June 29, 2008. As noted in the response to comment number 2, the Company concluded that it was reasonably possible that the receivables may not be collected. Therefore, the Company determined that disclosure was appropriate under the provisions of paragraph 10 of SAFS No. 5 and disclosed the nature of the potential write-off in the Annual Report on Form 10-K.

Schedule 14A

Compensation Determination Process, page 6

4.

We note your response to comment 6 and reissue. Please note that our comment with respect your claim of confidentiality was not a request for information in future filings. Instead, we request that you respond to us with an analysis regarding the argument that your performance targets should remain confidential based upon a claim of competitive harm. Alternatively, confirm that you will disclose all performance targets in the future.

Response:	We confirm that the Company will disclose all performance targets in the future.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 997-0800.

Sincerely, /s/DONALD H. NONNENKAMP

Donald H. Nonnenkamp Vice President and Chief Financial Officer

cc:        Matthew Spitzer/Securities and Exchange Commission
            Doug Jones/Securities and Exchange Commission

DHN/mam